                                                                    EXHIBIT 99.1

                                                           [English Translation]

     hanarotelecom's domestic credit rating is raised one notch.
     -----------------------------------------------------------

     - National Information & Credit Evaluation assigns a BBB+ credit rating to hanarotelecom by reflecting its financial stability and estimated 2004 net income.


hanarotelecom's credit ratings was raised by one notch further following a ratings upgrade in June 2004. The ratings upgrades were driven by the company's financial stabilization after injection of foreign capital in 2003.

hanarotelecom (President and Representative Director, Chang-bun Yoon, www.hanaro.com) announced January 17 that National Information & Credit Evaluation, Inc.(NICE) evaluated its credit rating as BBB+.

In its evaluation report, NICE attributed the ratings upgrade to:
     - hanarotelecom securing financial stability through the foreign capital injection of $500 billion and signing a contract for a $600 billion syndicated loan in 2003
     - its much improved profitability, particularly the company's 2004 net income, which is estimated to turn positive.

The report also explained that two other factors behind the re-ratings were that the competition in the Internet market is expected to lessen following the very likely acquisition of Thrunet by hanarotelecom and that the company's voice business profitability is expected to improve continuously thanks to the 2004 nationwide implementation of fixed number portability (FNP).

Janice Lee, CFO of hanarotelecom said, "With most smaller, non-incumbent telecommunication service providers suffering from financial difficulties, hanarotelecom's having its credit rating upgraded for the second time in just seven months is a very remarkable event that shows its corporate value." "This upgrade will help not only reduce the company's capital costs but also facilitate the issuance of global bonds that is currently pushed ahead with" she added.